UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

CGI Group Inc.

(Name of Issuer)

Class A Subordinate Voting Shares

(Title of Class of Securities)

39945C109

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Serge Godin
2	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 31,855,329
	6	Shared Voting Power 0
	7	Sole Dispositive Power 31,855,329
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 31,855,329
10	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 10.4%
12	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of issuer:

CGI Group Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1350 Réne-Lévesque Boulevard, 25th Floor, Montreal, Quebec, H3G 1T4

Item 2(a).	Name of Person Filing:

Serge Godin

Item 2(b).	Address of Principal Offices or, if None, Residence:

c/o CGI Group Inc., 1350 Réne-Lévesque Boulevard, 25th Floor, Montreal, Quebec, H3G 1T4

Item 2(c).	Citizenship:

Canada

Item 2(d).	Title of Class of Securities:

Class A Subordinate Voting Shares

Item 2(e).	CUSIP Number:

39945C109

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) ☐ Investment company registered under Section 8 of the Investment Company Act;

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14)
of the Investment Company Act;

(j) ☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

(k) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4.	Ownership.

The holdings reported herein are stated as of December 31, 2012. Mr. Godin was the beneficial owner of more than 5% of the issuer’s Class A Subordinate Voting Shares upon the registration of such shares under the Securities Exchange Act of 1934, as amended, effective July 7, 1998.

	(a)	Amount beneficially owned:	31,855,329 shares (including 28,577,089 shares issuable upon conversion of 28,577,089 of the issuer’s Class B Shares (multiple voting – 10 votes per Class B share) and 2,406,483 shares issuable upon the exercise of options exercisable within 60 days of December 31, 2012).*

	(b)	Percent of class:	10.4%

	(c)	Number of shares as to which such person has:

		(i) Sole power to vote or direct the vote:	31,855,329 shares*

		(ii) Shared power to vote or direct the vote:	0 shares

		(iii) Sole power to dispose or to direct the disposition of:	31,855,329 shares*

		(iv) Shared power to dispose or to direct the disposition of:	0 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The shares identified in Item 4 include shares indirectly beneficially owned in a trust for the benefit of members of Mr. Godin’s family.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

*	Not included are 37,235, 110,360, 318,993, and 15,066 Performance Share Units none of which will vest until the earlier of the holder’s retirement or earlier termination and October 1, 2013. The holder may elect to defer vesting beyond October 1, 2013 but no later than December 31, 2014, December 31, 2015, December 31, 2016, and December 31, 2016, respectively.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 2013

/s/ Serge Godin
(Signature)

Serge Godin
(Name/Title)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)